SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date March 1, 2006______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  Third Quarter Financial Statements as at December 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: March 1, 2006

BiO

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2005

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

TSX Venture: BIO.V

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

Biotech Holdings Ltd.

Notice to Shareholders

For the Nine Months December 30, 2005

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2005 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the nine months and the quarter ended December 31, 2005 and December 31, 2004.

Forward-looking Information

Forward looking statements in the management discussion and analysis ("MD&A") and the Report to Shareholders, including statements regarding the Company^s business which are not based on historical facts, are made pursuant to the "safe harbour" provisions of the United States Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. These Quarterly Financial Statements contain certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Management Discussion and Analysis

Discussion of Operations and Financial Condition

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2005.

Operating Results

The following table highlights the Company^s quarterly results from operations for the current and last fiscal year:
Quarter Ended	June 30, 05	Sept 30, 05	Dec 31, 05	Mar 31, 06	Total Year

Revenues	$ 123,411	$ 211,654	$ 119,540		$ 454,605
Cost of Sales	40,626	39,994	38,446		119,066
Gross Profit	82,785	171,660	81,094		335,539

General, Administrative
and Selling Expenses	178,075	226,623	157,894		562,592
Private Placement Fees	61,907	0	2,738		64,645
Amortization	152,480	152,480	152,481		457,441
Professional Fees	27,058	692	32,372		60,122
Interest Expense	13,989	14,318	14,144		42,451
Stock-based compensation	74,610	74,610	83,695		232,915

Loss before under-noted items	(425,334)	(297,063)	(362,230)		(1,420,166)

Non-controlling interest share	(17,165)	17,165	0		0
Profit (Loss) from Discontinued
Operations	13,224	0	0		13,224

Loss for the period	(429,275)	(279,898)	(362,230)		(709,173)

Outstanding Common Shares	92,229,512	92,229,512	92,229,512		92,229,512
Loss per share	(0.01)	(0.00)	(0.00)		(0.01)

Quarter Ended	June 30, 04	Sept 30, 04	Dec 31, 04	Mar 31, 05	Total Year

Revenues	$ 0	$ 0	$ 0	$ 0	$ 0

General, Administrative
and Selling Expenses	162,065	160,301	164,638	156,657	643,661
Amortization	152,983	154,131	152,191	153,125	612,430
Professional Fees	2,453	6,749	25,701	6,625	41,528
Interest Expense	16,890	17,062	15,817	21,236	71,005
Stock-based compensation	0	65,250	26,344	294,910	386,504

Loss before under-noted items	(334,391)	(403,493)	(384,691)	(632,553)	(1,755,128)

Profit (Loss) from Discontinued
Operations	0	0	0	239,057	239,057

Loss for the period	(334,391)	(403,493)	(384,691)	(393,496)	(1,516,071)

Outstanding Common Shares	87,935,219	88,209,719	90,034,310	90,134,310	90,134,310
Loss per share	(0.00)	(0.01)	(0.00)	(0.01)	(0.02)

Management Discussion and Analysis

Discussion of Operations and Financial Condition

Operating Results (Continued)

Year to date Discussion

Shipments of the Company^s Type II Diabetes drug Sucanon started in December 2004. Due to unexpected delays in the launch of the TV advertising campaign for Sucanon, it was felt that a retailer would have had a reasonable expectation that the advertising should have started sooner and that the Company therefore had future performance obligations to meet prior to recognizing the $50,278 sales to March 31, 2005. The shipments from December 2004 to June 30, 2005 were therefore recognized as revenue in the quarter ended June 30, 2005, when the TV advertising campaign began.

Revenues from the sale of Sucanon in the 9 months ended December 31, 2005 were $454,605 which resulted in a Gross Profit of $335,539. There were no revenues in the same 9 month period ended December 31, 2004.

Operating expenses totaled $1,420,166 representing a $297,591 (21.0%) increase from the $1,122,575 expenses incurred in the 9 months ended December 31, 2004.

General, administrative and selling expenses increased from $487,004 to $562,592 ($75,588 or 15.5%) in the nine-month period. The Company deals exclusively in US Dollars in Mexico. Due to the strengthening of the Canadian dollar against the US dollar, the Company had a $58,497 Foreign Exchange loss, which accounted for most of the increase in General, administrative and selling expenses.

Stock-based compensation expenses of $232,915 (2004: $91,594) and a one-time finder^s fee of $64,645 for the private placement issued in the first quarter accounted for most of the remaining $222,003 increase in operating expenses. Professional fees, which included legal and audit fees and consulting fees, increased from $34,903 to $60,122.

The loss for the nine-month period was $1,071,403 (2004: $1,122,575) and the loss per common share was $0.01 for both periods.

Quarterly Comparison

Revenues from the sale of Sucanon in the 3 months ended December 31, 2005 were $119,540 which resulted in a Gross Profit of $81,094. There were no revenues in the same 3-month period ended December 31, 2004.

Sales of $119,540 represents a decline of $92,114 (43.5%) from the $211,654 sales reported in the quarter ended September 30, 2005. The major reasons for this decline in sales were the second quarter sales included initial orders from major Mexican retailers including Costco and Wal-Mart and the Company^s product promotional activities were concentrated on in-store marketing rather than TV and radio advertising. The in-store marketing took place during the Christmas period and re-orders for Sucanon sold in the period are not expected to be realized until the quarter ended March 31, 2006.

Operating expenses totaled $443,324 representing a $58,633 (15.2%) increase from the $384,691 expenses incurred in the quarter ended December 31, 2004. Most of this increase was due to $57,351 in stock-based compensation expense and the cost of operating our office in Mexico.

The loss for the quarter was $362,230 (2004: $384,691) and the loss per common share was less than $0.01 for both periods.

Management Discussion and Analysis

Discussion of Operations and Financial Condition

Financial Highlights

During the nine-months ended December 31, 2005, operating activities used $1,158,647 (2004: $647,237) in cash. Accounts receivable of $154,513 were from sales of Sucanon. The majority of the $636,602 increase in Amounts Receivable was due to advances paid to the Company^s unrelated marketing company in Mexico for the advertising campaign. These amounts are collectable once the sales of Sucanon reach a specified level in Mexico.

Financing activities provided $812,988 (2004: $840,859) in cash flow mainly through the issuance of shares. In November 2005, the Company received $118,160 ($100,000 USD) from a related party for a private placement. The private placement was subject to the approval of the TSX Venture Exchange and was for the purchase of 984,666 common shares at $0.12 per share. The purchase includes warrants to purchase 984,666 common shares at $0.16 per share until November 7, 2007.

Investing activities provided $46,730 (2004: $20,072) in cash. As a result cash decreased $298,931 (2004: increased $213,694) in the nine month period. As at December 31, 2005, the working capital deficiency was $1,353,205 (December 31, 2004: $1,644,095).

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

During the 9 months ended December 31, 2005, the Company issued 75,000 common shares through the exercising of common share options for $17,250. The Company also issued 2,020,202 common shares for $621,181 through a private placement. As a result, Common Shares was increased by $638,431 (from 90,134,310 to 92,229,512 common shares issued and outstanding). After taking into account the $1,071,403 loss in the 9 months and the above share issuances, the Shareholders^ deficiency increased from $678,184 as at March 31, 2005 to $878,241 as at December 31, 2005.

Corporate Developments

On December 6th, 2005, the TSX Venture Exchange halted trading in the common shares of the Company in Canada pending the appointment of two independent directors to the Company^s board of directors who are satisfactory to the Exchange, including possessing the requisite degree of positive public company experience. Currently, the Exchange is reviewing proposed directors identified by the Company to determine suitability. In addition, the Company announced the resignation of Dr. Geoff Herring to provide room on the board of directors for the new appointments, to allow Dr. Herring to pursue his other interests. Dr. Herring will continue to be a consultant to the Company.

On January 19, 2006, the Company announced that it had presented one candidate who was accepted by the Exchange, subject to the receipt of acceptable background searches. The Company is presenting a second candidate.

On February 3, 2006, the Exchange suspended trading pending the resolution of the appointment of the two independent directors referred to above.

Biotech Holdings Ltd.

Consolidated Balance Sheet

As at	Dec. 31	Mar 31,
	2005	2005
	(unaudited)	(audited)

ASSETS
Current Assets
Cash	$ 141,673	$ 440,604
Accounts receivable	154,513	0
Amounts receivable	636,602	89,317
Inventory	42,866	38,852
Deposits and prepaid expenses	3,450	0
	979,104	568,773

Property Plant and Equipment
Continuing operations	128,941	141,098
Held for resale	1	33,506

Patent Interests	570,365	1,015,650
	$ 1,678,411	$ 1,759,027

LIABILITIES & SHAREHOLDERS^ (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,417,660	$ 1,472,776
Due to related parties - secured	478,267	451,166
- unsecured	318,222	288,926
Private placement funds deposit	118,160	-0-
	2,332,309	2,212,868
Note payable	224,343	224,343
	2,556,652	2,437,211

SHAREHOLDERS^ (DEFICIENCY)
Share Capital
Common shares	25,733,318	25,089,637
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	737,951	510,286
Deficit	(28,730,201)	(27,658,798)
	(878,241)	(678,184)
	$ 1,678,411	$ 1,759,027

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2005.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	9 Months to	9 Months to	3 Months to	3 Months to
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 454,605	$ 0	$ 119,540	$ 0
Cost of Sales	119,066	0	38,446	0
	335,539	0	81,094

General, administrative
and selling	562,592	487,004	157,894	164,638
Amortization	457,441	459,305	152,481	152,191
Stock-based compensation	232,915	91,594	83,695	26,344
Professional fees	60,122	34,903	32,372	25,701
Private placement finders fee	64,645	0	2,738	0
Interest	42,451	49,769	14,144	15,817
	1,420,166	1,122,575	443,324	384,691

Loss from continuing operations:	(1,084,627)	(1,122,575)	(362,230)	(384,691)

Non-controlling interest share of profit	0	0	0	0

Gain from sale of equipment	13,224	0	0	0

Loss for the period	(1,071,403)	(1,122,575)	(362,230)	(384,691)

Deficit, beginning of period	(27,658,798)	(26,142,727)	(28,367,971)	(26,880,611)

Deficit, end of period	(28,730,201)	(27,265,302)	(28,730,201)	(27,265,302)
Basic and Fully Diluted Loss per
Common Share

From continuing operations	(0.01)	(0.01)	(0.00)	(0.00)

From discontinued operations	0.00	0.00	0.00	0.00

On December 31, 2005 there were 92,229,512 (2004: 90,034,310) common shares issued and outstanding.

Also, there were 13,806,907 (2004: 13,806,907) Series I Convertible Preferred Shares issued and outstanding. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	9 Months to	9 Months to	3 Months to	3 Months to
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (1,071,403)	$ (1,122,575)	$ (362,230)	$ (384,691)

Add (Deduct):
Amortization	457,441	459,305	152,481	152,191
Stock-based compensation	232,915	91,594	83,695	65,250
Gain from sale of equipment	(13,224)	0	0	0
	(394,271)	(571,676)	(126,054)	(206,156)
Add (Deduct) changes in:
Accounts Receivable	(154,513)	0	80,117	0
Amounts Receivable	(547,285)	(67,942)	(97,823)	(73,750)
Inventory	(4,014)	(43,537)	(8,046)	(43,537)
Deposits and prepaid expenses	(3,450)	11,450	0	13,916
Accounts Payable	(55,116)	24,468	(3,396)	78,062
	(1,158,647)	(647,237)	(155,202)	(231,465)
Financing Activities:
Due to Related Parties	56,397	(152,788)	(9,029)	(202,457)
Private Placement funds received
from Related Party	118,160	0	118,160	0
Issuance of Common Shares	638,431	993,647	0	850,657
	812,988	840,859	109,131	648,200
Investing Activities:
Acquisition of Capital Assets	0	(5,422)	0	(1)
Proceeds from sale of equipment	46,730	25,494	0	25,494
	46,730	20,072	0	25,493

Increase (Decrease) in Cash	(298,931)	213,694	(46,071)	442,228

Cash, beginning of period	440,604	376,631	187,744	148,097

Cash, end of period	$ 141,673	$ 590,325	$ 141,673	$ 590,325

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

December 31, 2005

  Nature of business and ability to continue operations

The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $28,367,971 and a Shareholders^ Deficiency of $599,706 at December 31, 2005. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2005 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as noted below.

Revenue Recognition

The Company^s principal revenue is derived from its Type II diabetes drug (Sucanon) currently sold in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug. The Company also has an agreement with an internet marketing company to final consumers in agreed Western Hemisphere countries.

Revenue from product sales is recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

The Company began shipping Sucanon to retailers in Mexico in December, 2004. There were unexpected delays in the launch of the TV advertising campaign for Sucanon until May 26, 2005. It was felt that a retailer would have had a reasonable expectation that the advertising should have started sooner and that the Company therefore had future performance obligations to meet prior to recognizing the $50,278 sales to March 31, 2005. The shipments from December 2004 to June 30, 2005 have therefore been recognized as revenue in the quarter under review, when the TV advertising campaign began.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2005

  Share Capital

  Authorized

  The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance March 31, 2004		87,542,219	24,043,775	13,806,907	1,380,691
Issued in previous fiscal year:
Common Shares issued for:
Cash
by private placement	0.500	1,528,480	764,240
by stock options	0.210	952,500	201,740
by share warrants	0.375	111,111	41,667
Options exercised for which stock-based
compensation has been recorded			38,215
Balance March 31, 2005		90,134,310	25,089,637	13,806,907	1,380,691
Issued in period:
Common Shares issued for:
Cash
by private placement	0.307	2,020,202	621,181
by stock options	0.230	75,000	17,250
by share warrants
Options exercised for which stock-based
compensation has been recorded			5,250
Balance December 31, 2005		92,229,512	25,733,318	13,806,907	1,380,691

  Securities issued in the period:

  Private Placement and Warrants Granted and exercised in the period

  During the 9 months ended December 31, 2005, the Company received $621,181 for a private placement. As a result of the private placement, 2,020,202 shares were issued at $0.307 ($0.2475 USD) per share along with 2,020,202 warrants exercisable at $0.400 ($0.33 USD) each exercisable until October 6, 2006.

  In November 2005, the Company received $118,160 ($100,000 USD) from a related party for a private placement. The private placement was subject to the approval of the TSX Venture Exchange and was for the purchase of 984,666 common shares at $0.12 per share. The purchase includes warrants to purchase 984,666 common shares at $0.16 per share until November 7, 2007. Subsequent to December 31, 2005, the TSX Venture Exchange approved this private placement.

  Stock Options Exercised in the period

  During the 9 months ended December 31, 2005, the following stock options were exercised:

  Exercise Total Total Employees Non-employees

  Price Proceeds Number Number of Number of

  of Shares Shares Shares

  $0.23 $ 17,250 75,000 0 75,000

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  December 31, 2005

  3. Share Capital (continued)

  Outstanding Options

  During both the quarter and 9 months ended December 31, 2005, 50,000 stock options at $0.14 per share expired; 220,000 stock options at $0.55 per share were cancelled; 896,000 stock options at $0.25 per share set to expire on January 2, 2006 were cancelled and 896,000 stock options at $0.16 per share were granted. The new options were granted on November 24, 2005, vest on March 25, 2006 and expire on November 24, 2007.

  The following stock options were outstanding at December 31, 2005:
	Total	Employees
Exercise Price and expiry date	Number	Directors &	Consultants
		Officers

$0.54 Aug 11, 2006	75,000	75,000	0
$0.66 Aug 26, 2006	150,000	0	150,000
$0.55 Mar 24, 2006	495,000	420,000	75,000
$0.55 Mar 24, 2007	700,000	600,000	100,000
$0.55 Mar 24, 2008	1,190,000	1,060,000	130,000
$0.16 Nov 25, 2007	896,000	560,000	336,000

Outstanding as at Dec 31, 2005	3,506,000	2,715,000	791,000

  A breakdown of outstanding options as at December 31, 2005 to Directors and Officers was as follows:
Grant Date		24-Nov-04	24-Nov-04	24-Nov-04	24-Nov-05
Exercise Date		24-Apr-05	24-Apr-06	24-Apr-07	24-Apr-06
Expiry Date		24-Mar-06	24-Mar-07	24-Mar-08	24-Nov-07
Option Price		$0.55	$0.55	$0.55	$0.16	Total

Cheryl Rieveley	Director	70,000	90,000	120,000	90,000	370,000
Gale Belding	Director	70,000	90,000	120,000	0	280,000
Johan de Rooy	Director	50,000	70,000	100,000	90,000	310,000
Robert Rieveley	Director & C.E.O.	150,000	200,000	500,000	190,000	1,040,000
Lorne Brown	C.F.O.	40,000	50,000	60,000	190,000	340,000

TOTAL		380,000	500,000	900,000	560,000	2,340,000

  Outstanding Warrants to Purchase Common Shares

  A breakdown of outstanding warrants as at December 31, 2005 and a breakdown between Directors and Officers and Other was as follows:

Expiry Date	Exercise Price	Total Outstanding	Directors & Officers	Other

January 27, 2006	$0.375	1,286,481	750,000	536,481
October 26, 2006	$0.550	1,528,480	480,000	1,048,480
October 6, 2006	$0.400 ($0.33 USD)	2,020,202	2,020,202	0

TOTAL		4,835,163	3,250,202	1,584,961

  During the period warrants to purchase 429,185 common shares at $0.375 per share were cancelled.

  Outstanding Warrants to Purchase Preferred Shares

  No preferred share warrants were outstanding on December 31, 2005.

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  December 31, 2005

  Stock based compensation

Using the fair value method to value stock options, $232,915 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company^s share price of 100% and a weighted average risk free rate of 3.69%

During the 9 months ended December 31, 2005 a total of 75,000 (2004: 852,500) stock options were exercised for total proceeds of $17,250 (2004: $187,740).

5. Related party transactions

The following expenses were incurred with non-arms length parties in the nine months ended December 31, 2005

	Nine months ended	Quarter ended
	December 31, 2005	December 31, 2005

Management fees paid and accrued
to an officer	$ 108,000	$ 36,000
Salaries to Directors and Officers	$ 106,000	$ 36,000
Interest accrued on Notes Payable due to
related parties	$ 42,451	$ 14,144
Services provided by companies controlled
by Directors	$ 60,391	$ 38,923

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:

	Nine months ended	Quarter Ended
	December 31, 2005	December 31, 2005

Salaries and Benefits	$ 128,565	$ 42,054
Management Fees	100,935	33,645
Investor Relations	69,868	14,130
Office Expenses - Mexico	64,919	27,752
Foreign Exchange	58,497	(4,937)
Office Rent, Maintenance
and Utilities	42,274	14,707
Communication, Travel and
Promotion	52,462	15,895
Head Office Expenses	15,590	5,807
Stock Exchange and Transfer
Agent Fees	27,660	7,019
Commissions and Royalties	1,822	1,822

Total	$ 562,592	$ 157,894

  Directors and Officers

List of Directors as at December 31, 2005:

Robert B Rieveley

Gale V. Belding

Johan de Rooy, FCA

Cheryl Rieveley

List of Officers as at December 31, 2005:

Robert B Rieveley, Chief Executive Officer

Lorne D. Brown, Chief Financial Officer